                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            AXSYS Technologies, Inc.
              ----------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
              ----------------------------------------------------
                         (Title of Class of Securities)

                                   054615 10 9
              ----------------------------------------------------
                                 (CUSIP Number)

                               Mr. John W. Gildea
              115 East Putnam Avenue, Greenwich, Connecticut 06830
                                 (203) 661-6945
              ----------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 12, 1997
              ----------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 34 Pages

CUSIP No. 054615 10 9
-------------------------------------------------------------------------------
1        Name of Reporting Person(1)
         S.S. or I.R.S. Identification No. of Above Person
                                 John W. Gildea
-------------------------------------------------------------------------------
2        Check the Appropriate Box If a Member of a Group
                                     a. [ ]
                                     b. [x]
-------------------------------------------------------------------------------
3        SEC Use Only
-------------------------------------------------------------------------------
4        Source of Funds
                  AF; PF
-------------------------------------------------------------------------------
5        Check If Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)  [ ]
-------------------------------------------------------------------------------
6        Citizenship or Place of Organization
                                     U.S.A.
-------------------------------------------------------------------------------
                           7        Sole Voting Power
  Number of                              244,500
   Shares                  ----------------------------------------------------
Beneficially               8        Shared Voting Power
  Owned By                                    0
    Each                   ----------------------------------------------------
  Reporting                9        Sole Dispositive Power
   Person                                244,500
    With                   ----------------------------------------------------
                           10       Shared Dispositive Power
                                             0
-------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                     244,500
-------------------------------------------------------------------------------
12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares  [ ]
-------------------------------------------------------------------------------
13       Percent of Class Represented By Amount in Row (11)
                           5.94%
-------------------------------------------------------------------------------
14       Type of Reporting Person
                           IN
-------------------------------------------------------------------------------

--------------
   (1) Filing jointly pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended, with Network Fund III, Ltd. and Network IV LLC.

                               Page 2 of 34 Pages

CUSIP No. 054615 10 9
-------------------------------------------------------------------------------
1        Name of Reporting Person2
         S.S. or I.R.S. Identification No. of Above Person
                             Network Fund III, Ltd.
-------------------------------------------------------------------------------
2        Check the Appropriate Box If a Member of a Group
                                     a. [ ]
                                     b. [x]
-------------------------------------------------------------------------------
3        SEC Use Only
-------------------------------------------------------------------------------
4        Source of Funds
                  WC
-------------------------------------------------------------------------------
5        Check If Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)  [ ]
-------------------------------------------------------------------------------
6        Citizenship or Place of Organization
                                 Cayman Islands
-------------------------------------------------------------------------------
                           7        Sole Voting Power
  Number of                              199,500
   Shares                  ----------------------------------------------------
Beneficially               8        Shared Voting Power
  Owned By                                   0
    Each                   ----------------------------------------------------
  Reporting                9        Sole Dispositive Power
   Person                                199,500
    With                   ----------------------------------------------------
                           10       Shared Dispositive Power
                                              0
-------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                     199,500
-------------------------------------------------------------------------------
12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares   [ ]
-------------------------------------------------------------------------------
13       Percent of Class Represented By Amount in Row (11)
                               4.85%
-------------------------------------------------------------------------------
14       Type of Reporting Person
                           CO
-------------------------------------------------------------------------------

--------------
   (2) Filing jointly pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended, with John W. Gildea and Network IV LLC.

                               Page 3 of 34 Pages

CUSIP No. 054615 10 9
-------------------------------------------------------------------------------
1        Name of Reporting Person3
         S.S. or I.R.S. Identification No. of Above Person
                                 Network IV LLC
-------------------------------------------------------------------------------
2        Check the Appropriate Box If a Member of a Group
                                     a. [ ]
                                     b. [x]
-------------------------------------------------------------------------------
3        SEC Use Only
-------------------------------------------------------------------------------
4        Source of Funds
                  WC
-------------------------------------------------------------------------------
5        Check If Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)  [ ]
-------------------------------------------------------------------------------
6        Citizenship or Place of Organization
                                 Cayman Islands
-------------------------------------------------------------------------------
                           7        Sole Voting Power
  Number of                              20,000
   Shares                  ----------------------------------------------------
Beneficially               8        Shared Voting Power
  Owned By                                   0
    Each                   ----------------------------------------------------
  Reporting                9        Sole Dispositive Power
   Person                                20,000
    With                   ----------------------------------------------------
                           10       Shared Dispositive Power
                                              0
-------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                     20,000
-------------------------------------------------------------------------------
12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares   [ ]
-------------------------------------------------------------------------------
13       Percent of Class Represented By Amount in Row (11)
                               0.49%
-------------------------------------------------------------------------------
14       Type of Reporting Person
                           CO
-------------------------------------------------------------------------------

--------------
   (3) Filing jointly pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended, with John W. Gildea and Network Fund III, Ltd.

                               Page 4 of 34 Pages

Item 1.           Security and Issuer.

                  This Statement on Schedule 13D (the "Schedule 13D") relates to the Common Stock, par value $.01 per share (the "Common Stock"), of AXSYS Technologies, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 645 Madison Avenue, New York, New York 10022.

Item 2.           Identity and Background.

                  This Schedule 13D is filed jointly on behalf of John W. Gildea, a United States citizen ("Gildea"), Network Fund III, Ltd., a Cayman Islands exempt company ("Network Fund III"), and Network IV LLC, a Cayman Islands exempt company ("Network IV"), pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

                  Gildea is the Chairman of the Board of Directors, Chief Executive Officer, President, a director and sole stockholder of Gildea Management Company, a Delaware corporation ("GMC"), which corporation has the power to dispose of the 199,500 shares of Common Stock (the "Network III Shares") beneficially owned by Network Fund III, by virtue of an Investment Advisory Agreement, dated February 26, 1996, between GMC and Network Fund III (the "Network III Investment Advisory Agreement"), a copy of which is attached hereto as Exhibit 2 and incorporated herein by reference. GMC also has the power to dispose of the 20,000 shares of Common Stock (the "Network IV Shares") owned by Network IV, by virtue of an Investment Advisory Agreement, dated May 7, 1997 (the "Network IV Advisory Agreement"), a copy of which is attached hereto as Exhibit 3 and is incorporated herein by reference. As a result, Gildea may be deemed to beneficially own the Network III Shares and Network IV Shares. Gildea also owns 25,000 shares of Common Stock in his individual capacity (the "Gildea Shares").


                  Mr. William P. O'Donnell ("O'Donnell") is an officer and director of GMC, a director of each of Network Fund III and Network IV and owns 1,500 shares of Common Stock (the "O'Donnell Shares"). Gildea, Network Fund III and Network IV disclaim any existence of a group (within the meaning of Section 13(d) of the Exchange Act) with, between or among each other, Mr. O'Donnell or any other person or entity.

                  Gildea's principal business is managing the investments of various entities in issuers located principally in the United States. Each of Network Fund III's and Network IV's principal business is to invest in debt and equity securities of public and private companies. The principal business address and the principal office address of Gildea is 115 East Putnam Avenue,

                  Greenwich, Connecticut 06830. The principal address and the principal office address of Network Fund III and Network IV is P.O. Box 219 Butterfield House, Grand Cayman, Cayman Islands, B.W.I.

                  The respective names, business addresses, citizenship and present principal occupations of each director and executive officer of Network Fund III and Network IV are set forth on
                  Schedule I hereto.

                  None of Gildea, Network Fund III or Network IV or, to the best knowledge of such parties, any of the persons listed on
                  Schedule I hereto, has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative

                               Page 5 of 34 Pages
                  body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.

                  Gildea acquired 15,000 of the Gildea Shares through the exchange of 20,000 shares of $1.20 Cumulative Exchangeable Redeemable Preferred Stock ("AXSYS Preferred Stock") purchased by Gildea on February 28, 1997 for $8.94 per share of AXSYS Preferred Stock, or an aggregate of $178,750, which funds were obtained from Gildea's personal funds, and which shares were exchanged on March 17, 1997 pursuant to an Offer to Exchange by the Company at a rate of .75 shares of Common Stock of the Company for each outstanding share of AXSYS Preferred Stock (the "Exchange Offer"). Gildea acquired 10,000 of the Gildea Shares in two open market purchases of 5,000 shares of Common Stock on December 12, 1997 at $17.80 per share of Common Stock and $17.13 per share of Common Stock, respectively, or an aggregate of $174,625, which funds were obtained from Gildea's personal funds.

                  Network Fund III acquired 127,500 of the 199,500 Network III Shares through the exchange of 170,000 shares of AXSYS Preferred Stock purchased by Network Fund III on February 28, 1997 for $8.94 per share of AXSYS Preferred Stock, or an aggregate of $1,519,375, all of which funds were obtained from the working capital of Network Fund III, and which shares were exchanged on March 17, 1997 pursuant to the Exchange Offer. Network Fund III acquired 72,000 of the 199,500 Network III Shares in a series of open market purchases and a sale between

                  April 21, 1997 and December 12, 1997 for an aggregate of $1,349,875, all of which funds were obtained from the working capital of Network Fund III.

                  Network IV acquired the 20,000 Network IV Shares in two open market purchases of 10,000 shares of Common Stock on December 12, 1997 at $18.25 per share of Common Stock and $17.80 per share of Common Stock, respectively, or an aggregate of $350,500, all of which funds were obtained from the working capital of Network IV.

                  O'Donnell acquired the 1,500 O'Donnell Shares through the exchange of 2,000 shares of AXSYS Preferred Stock purchased by O'Donnell on February 28, 1997 for $8.94 per share of AXSYS Preferred Stock, or an aggregate of $17,875, which funds were obtained from O'Donnell's personal funds, and which shares were exchanged on March 17, 1997 pursuant to the Exchange Offer.

Item 4.           Purpose of Transaction.

                  Gildea acquired 15,000 of the Gildea Shares, Network Fund III acquired 127,500 of the Network III Shares and O'Donnell acquired the O'Donnell Shares pursuant to the Exchange Offer and Gildea acquired 10,000 of the Gildea Shares, Network Fund III acquired 72,000 of the Network III Shares and Network IV acquired the Network IV Shares, in a series of separate open market transactions. Each of Gildea, Network Fund III, Network IV and O'Donnell currently intends to hold the Gildea Shares, the Network III Shares, the Network IV Shares and the O'Donnell Shares, respectively, for investment.

                               Page 6 of 34 Pages

                  Each of Gildea, Network Fund III, Network IV and O'Donnell intends to review on a continuing basis their investment in the Company. As of the date of this Schedule 13D, no determination has been made by Gildea, Network Fund III, Network IV or O'Donnell to acquire additional shares of capital stock of the Company or to dispose of any shares of capital stock of the Company now held by them, although any of them may decide to so acquire or dispose of shares of capital stock of the Company. Any such determination will depend on market conditions prevailing from time to time and on other conditions which may be applicable depending on the nature of the transaction or transactions involved. Except as specifically set forth in this Item 4, none of Network Fund III, Network IV, Gildea or O'Donnell has any plans or proposals which relate to or would result in any of the actions or effects set forth in items (a) through (j) of Item 4 of Schedule 13D, although any of such persons may develop such plans or proposals. Gildea, Network Fund III and Network

                  IV disclaim any existence of a group (within the meaning of Section 13(d) of the Exchange Act) with, between or among each other, Mr. O'Donnell or any other person or entity.

Item 5.           Interest in Securities of the Issuer.

         (a)      (i)      The 199,500 Network III Shares, the 20,000
                           Network IV Shares and the 25,000 Gildea Shares beneficially owned by Gildea collectively represent
                           5.94% of the 4,113,190 shares of Common Stock of the Company outstanding on the date hereof, based upon information provided by the Company and calculated in accordance with Rule 13d-3(d)(1) under the Exchange
                           Act.

                  (ii) The 1,500 O'Donnell Shares represent .04% of the 4,113,190 of Common Stock of the Company outstanding on the date hereof, based upon information provided by the Company and calculated in accordance with Rule 13d-3(d)(1) under the Exchange Act.

                  (iii) The 199,500 Network III Shares represent 4.85% of the 4,113,190 shares of Common Stock of the Company outstanding on the date hereof, based upon information provided by the Company and calculated in accordance with Rule 13d-3(d)(1) under the Exchange Act.

                  (iv) The 20,000 Network IV Shares represent .49% of the 4,113,190 shares of Common Stock of the Company outstanding on the date hereof, based upon information as provided by the Company and calculated in accordance with Rule 13d-3(d)(1) under the Exchange Act.

         (b)      (i)      Gildea, as the Chairman of the Board of
                           Directors, Chief Executive Officer, President and sole stockholder of GMC, may be deemed to have the power to vote or direct the voting and to dispose or direct the disposition of the Network III Shares and the Network IV Shares.

                  (ii) Gildea has the sole power to vote or direct the voting of and to dispose of or direct the disposition of the Gildea Shares.

                  (iii) O'Donnell has the sole power to vote or direct the voting of and to dispose of or direct the disposition of the O'Donnell Shares.

         (c) Except as set forth on Schedule II hereto and in this Schedule 13D none of Gildea, Network Fund III, Network IV, O'Donnell, or, to the best knowledge of such parties, any of the


                               Page 7 of 34 Pages
                  persons named on Schedule I hereto, owns any shares of the capital stock of the Company or has purchased or sold any shares of the capital stock of the Company during the past 60 days.

         (d) Except as set forth in this Schedule 13D, no person is known by Gildea, Network Fund III or Network IV to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Gildea Shares, the Network III Shares or the Network IV Shares.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons referred to in Item 2 of this Schedule 13D or between such persons and any other person with respect to any of the securities of the Company, including, but not limited to, any relating to the transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving withholding of proxies.

Item 7.           Materials to Be Filed as Exhibits.

                  1.       Joint Filing Agreement, dated December 18, 1997.

                  2. Investment Advisory Agreement dated as of February 26, 1996, by and between GMC and Network Fund III.

                  3. Investment Advisory Agreement dated as of May 7, 1997 by and between GMC and Network IV.

                               Page 8 of 34 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  December 18, 1997


/s/ John W. Gildea
------------------------------------
          John W. Gildea


NETWORK FUND III, LTD.

By:      GILDEA MANAGEMENT COMPANY,
         Investment Advisor


         By:  /s/ John W. Gildea
              ----------------------------
              Name:    John W. Gildea
              Title:   President


NETWORK IV LLC

By:      GILDEA MANAGEMENT COMPANY,
         Investment Advisor


         By:  /s/ John W. Gildea
              ----------------------------
              Name:    John W. Gildea
              Title:   President


                               Page 9 of 34 Pages

                                   SCHEDULE I


Reporting Person:               Network Fund III, Ltd.
                                P.O. Box 219, Butterfield House
                                Grand Cayman, Cayman Islands, B.W.I.

Executive Officers, Directors and Controlling Person:

Name: ..........................    John W. Gildea
Position:.......................    Director and Chairman
Principal Occupation
and Employment;
Business Address:...............    President, director and sole stockholder of
                                    GMC; the business address of GMC and Mr.
                                    Gildea is:
                                    115 Putnam Avenue, Greenwich, CT 06830.

Name: ..........................    William P. O'Donnell
Position:.......................    Director and Managing Director
Principal Occupation
and Employment:.................    Executive officer and director of GMC
Business Address:...............    115 Putnam Avenue
         .......................    Greenwich, CT  06830
Citizenship:....................    USA

Name: ..........................    Peter Arthur Neil Bailey
Position:.......................    Director
Principal Occupation
and Employment;
Business Address:...............    Director of Abacus Asset Management in
                                    Jersey, Channel Islands, a member of Coopers
                                    & Lybrand International, a limited liability
                                    association incorporated in Switzerland;
                                    business address: La Motte Chambers, La
                                    Motte Street, St. Heiler, Jersey, Channel
                                    Islands, U.K. JE1 1BJ
Citizenship:....................    U.K.

Name: ..........................    Geoffrey William Fisher
Position:.......................    Director
Principal Occupation
and Employment;
Business Address:...............    Director of Abacus Asset Management in
                                    Jersey, Channel Islands, a member of Coopers
                                    & Lybrand International, a limited liability
                                    association incorporated in Switzerland;
                                    business address: La Motte Chambers, La
                                    Motte Street, St. Heiler, Jersey, Channel
                                    Islands, U.K. JE1 1BJ
Citizenship:....................    U.K.


                               Page 10 of 34 Pages

Name: ..........................    Michael David de Figueiredo
Position:.......................    Director
Principal Occupation
and Employment;
Business Address:...............    Director of Abacus (CI) Limited, a member of
                                    Coopers & Lybrand International, a limited
                                    liability association incorporated in
                                    Switzerland; business address: La Motte
                                    Chambers, La Motte Street, St. Heiler,
                                    Jersey, Channel Islands, U.K. JE1 1BJ
Citizenship:....................    U.K.

Reporting Person:...............    Network IV LLC
                                    P.O. Box 219, Butterfield House
                                    Grand Cayman, Cayman Islands, B.W.I.

Executive Officers, Directors and Controlling Person:

Name: ..........................    William P. O'Donnell
Position:.......................    Director and Managing Director
Principal Occupation
and Employment:.................    Executive officer and director of GMC
Business Address:...............    115 Putnam Avenue
         .......................    Greenwich, CT  06830
Citizenship:....................    USA

Name: ..........................    Peter Arthur Neil Bailey
Position:.......................    Director
Principal Occupation
and Employment;
Business Address:...............    Director of Abacus Asset Management in
                                    Jersey, Channel Islands, a member of Coopers
                                    & Lybrand International, a limited liability
                                    association incorporated in Switzerland;
                                    business address: La Motte Chambers, La
                                    Motte Street, St. Heiler, Jersey, Channel
                                    Islands, U.K. JE1 1BJ
Citizenship:....................    U.K.

Name: ..........................    Geoffrey William Fisher
Position:.......................    Director
Principal Occupation
and Employment;
Business Address:...............    Director of Abacus Asset Management in
                                    Jersey, Channel Islands, a member of Coopers
                                    & Lybrand International, a limited liability association incorporated in Switzerland;
                                    business address: La Motte Chambers, La
                                    Motte Street, St. Heiler, Jersey, Channel
                                    Islands, U.K. JE1 1BJ


Citizenship:....................    U.K.


                               Page 11 of 34 Pages

Name: ..........................    Michael David de Figueiredo
Position:.......................    Director
Principal Occupation
and Employment;
Business Address:...............    Director of Abacus (CI) Limited, a member of
                                    Coopers & Lybrand International, a limited
                                    liability association incorporated in
                                    Switzerland; business address: La Motte
                                    Chambers, La Motte Street, St. Heiler,
                                    Jersey, Channel Islands, U.K. JE1 1BJ
Citizenship:....................    U.K.


                               Page 12 of 34 Pages

                                   SCHEDULE II


         Purchases of Common Stock of AXSYS Technologies, Inc. by Gildea, Network Fund III, Network IV and O'Donnell during the last sixty (60) days.

         John W. Gildea
         --------------
                                            Number              Price Per
                         Date              of Shares              Share
                         ----              ---------            ---------

                       12/12/97              5,000               $17.80
                       12/12/97              5,000                17.125


         Network Fund III
         ----------------
                                            Number              Price Per
                         Date              of Shares              Share
                         ----              ---------            ---------

                       10/22/97             30,000               $27.00
                       12/10/97             10,000                18.875
                       12/12/97             25,000                17.125



         Network IV
         -----------
                                            Number              Price Per
                         Date              of Shares              Share
                         ----              ---------            ---------

                       12/12/97             10,000               $18.25
                       12/12/97             10,000                17.80


         William P. O'Donnell
         --------------------

                         None.


                               Page 13 of 34 Pages

                                  EXHIBIT INDEX
                                  -------------

                                                                         Page
Exhibit                                                                  Number
-------                                                                  ------

1.       Joint Filing Agreement, dated December 18, 1997.                 16

2.       Investment Advisory Agreement dated as of
         February 26, 1996, by and between GMC and
         Network Fund III.                                                18

3.       Investment Advisory Agreement dated as of
         May 7, 1997, by and between GMC and Network IV.                  24


                               Page 14 of 34 Pages